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## Joshua McCoy · 3rd

**Enflux**

CTO at Enflux

Anaheim, California · 95 connections · **Contact info**

## About

Concise communication style, detailed abstraction oriented planner, strong technical knowledge.

## Experience

### CTO

Enflux

Jul 2019 – Present · 4 mos

Irvine, California

Enflux is motion capture clothing for injury prevention and rehabilitation. Our newest product is
Back Alert
getenflux.com
backalerts.com

### CTO and Partner

Frolikr

Jun 2018 – May 2019 · 1 yr

Anaheim, California

Lead the development of a cross platform mobile focused app which can learn about the
interests of its users, and based on the profiles of any group of users, recommend things the
whole group would like.
... See more



### Time Warner Cable

5 yrs 5 mos



**Enterprise Operations Performance Analyst**

Jun 2015 – Jun 2018 · 3 yrs 1 mo

Anaheim ca

Identified business processes which could be improved with the use of new data gathering or
reporting tools, and managed projects to design and implement those improvements.

Conducted analysis of technician performance and payment structure, and recom... See more



**Vendor Management Specialist**

Nov 2013 – Jun 2015 · 1 yr 8 mos

This role was primarily focused on managing relationships with and tasks delegated to vendors
who conducted information processing and analysis tasks for the company, as well as
acquiring, aggregating, and analyzing sales performance data to identify possible business
process and sales strategy improvements.... See more



**Sales Reporting Specialist**
Feb 2013 – Nov 2013 · 10 mos
Raleigh-Durham, North Carolina Area

Constructed daily sales performance reports

Created a weekly written summary of major changes in performance and sales force behavior,
probable causes of change, areas of opportunity for growth, and potential operatio... See more

**Show fewer roles** ∧

## Education



**North Carolina State University**
Aerospace Engineering

## Skills & Endorsements

**Vendor Management**

**TensorFlow**

**Tableau**

**Show more** ∨

## Interests



**Spectrum**
151,765 followers

**North Carolina State University**
253,538 followers

**Time Warner Cable**
112,136 followers

**Frolikr**
1 followers